SWANK, INC.
90 Park Avenue
New York, New York 10016

             March 31, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Swank, Inc. (the "Company")

Ladies and Gentlemen:

We have attached for filing the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”).  Please be advised that the financial statements contained in the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying such principles or practices.

Very truly yours, SWANK, INC.
By:	/s/ Jerold R. Kassner
Jerold R. Kassner, Executive Vice President and Chief Financial Officer